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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                       Commission File Number: 333-57099

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                                                       (check one)

/X/ Form 10-K and Form 10-KSB                              / / Form 20-F                   / / Form 11-K

/ / Form 10-Q and Form 10-QSB                                                              / / Form N-SAR

                                           For Period Ended: December 31, 2000
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                                     PART I
                             REGISTRANT INFORMATION

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Full name of registrant: WKI HOLDING COMPANY, INC.

Former name if applicable: N/A

Address of principal executive office (Street and number): ONE PYREX PLACE, P.O. BOX 1555

City, state and zip code: ELMIRA, NEW YORK 14902-1555
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                                    PART II
                             RULE 12B-25(B) AND (C)

    If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    /X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date: or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    / / (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

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                                    PART III
                                   NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

    The Company reported in its Quarterly Report on Form 10-Q for the period ended October 1, 2000, filed November 15, 2000, that there was a likelihood it would be in default under its senior credit facility for the period ended December 31, 2000. The Company repeated the likelihood of a default in a Current Report on Form 8-K dated January 18, 2001. Based on the Company's results of operations for the twelve month period ended December 31, 2000, as reported in a press release and Current Report on Form 8-K dated the date hereof, the Company is in default of the leverage ratio and fixed charge coverage ratio included in its senior credit agreement. As a consequence of the loan covenant violations and cross default arrangements the Company's independent public accountants have informed the Company that their opinion on the Company's fiscal 2000 financial statements would include a going concern modification unless the Company obtains a waiver of the defaults under the senior credit facility. As a result, the Company has been negotiating with the administrative agent under its senior credit facility to obtain a waiver of these defaults and an amendment of the senior credit agreement. A meeting of the bank group is expected to occur in early April, and the Company expects that, prior to April 15, 2001, it will obtain the necessary waivers to cure the default under its senior credit facility.

    As a result of the significant time and resources expended by the Company's management in connection with the negotiation of the waiver and amendment referenced above, the Company is not in a position to timely file its Annual Report on Form 10-K without unreasonable effort or expense. Nevertheless, the Company intends to file its Annual Report on Form 10-K, for the period ended December 31, 2000, promptly following the resolution of these matters, but in any event, no later than April 15, 2001.

              CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

    Statements made in this Form 12b-25, as well as statements made by the Company in periodic filings with governmental entities, press releases and other public communications, that reflect management's current assumptions and estimates of future performance are forward-looking statements made in reliance upon the safe-harbor provisions of the Private Securities Litigation Act of 1995. Forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those projected, stated or implied by the statements.

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                                    PART IV
                               OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification:

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              William H. Carter                             (607) 377 - 8000
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                   (Name)                                   (Telephone Number)
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    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

                           /X/  yes          / /  no

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           /X/  yes          / /  no

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

        See explanation in Exhibit A attached.

                             WKI Holding Company, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

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Date: April 3, 2001                            By: /s/
                                               ---------------------------------------------
                                               Name: William H. Carter
                                               Title:   Interim Chief Financial Officer
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                                                                       EXHIBIT A

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                                              Media Contact:    David T. Lanzillo
                                                                607-377-8259
                                                                lanzillodt@worldkitchen.com
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              WORLD KITCHEN, INC. ANNOUNCES RESTRUCTURING PROGRAM
                   AND PRELIMINARY OPERATING RESULTS FOR 2000

    - RESTRUCTURING PROGRAM AIMED AT IMPROVING THE COST STRUCTURE OF WORLD KITCHEN THROUGH CONSOLIDATION OF MANUFACTURING CAPACITY, OUTSOURCING OF CERTAIN OPERATIONS, AND REDUCTION IN INVENTORIES AND DISTRIBUTION COSTS.

    - PRELIMINARY SALES AND INCOME RESULTS FOR THE YEAR 2000 WERE BELOW COMPANY EXPECTATIONS DUE TO INTEGRATION AND SUPPLY ISSUES AND A WEAK FOURTH QUARTER RETAIL MARKET.

    - BORDEN CREDIT FACILITY EXTENDED WHILE THE COMPANY CONCLUDES DISCUSSIONS ON AN AMENDMENT OF ITS SENIOR CREDIT FACILITY.

    ELMIRA, NEW YORK, April 3, 2001--WKI Holding Company, Inc., which operates as World Kitchen, Inc., today announced a company-wide restructuring program to improve its cost structure and released preliminary sales and income results for the year 2000.

    The Company also said that it has deferred filing its Annual Report on Form 10-K for 2000 until no later than April 15, 2001 due to ongoing discussions of an amendment of its senior credit facility.

    "While World Kitchen made good progress in many aspects of its business during 2000, we need to take additional actions to improve results," said Steven
G. Lamb, President and Chief Executive Officer of the company since
January 2001. "We have many strengths to build upon, starting with great brands, great products, and talented, dedicated people. The new restructuring program will help us to improve performance and achieve the World Kitchen goal of leading the housewares industry by delighting our customers, shareholders and financial stakeholders with product innovation and supply chain excellence. Completing the process of putting the long-term financing plan in place will be another significant step forward."

    As a result of the ongoing bank negotiations, WKI Holding Company, Inc. has notified the U.S. Securities and Exchange Commission that it intends to file its Annual Report on Form 10-K for the year 2000 promptly following resolution of the bank discussions, but in any event no later than April 15, 2001.

RESTRUCTURING PROGRAM OVERVIEW

    In 2000, the Company recorded a pre-tax expense of $20.1 million to write down inventories to estimated market value as part of an overall effort to increase cash flow and reduce warehousing costs. The Company discontinued a significant number of its product stock-keeping units (SKUs) and reduced the selling price of associated SKUs.

    In addition, in the fourth quarter of 2000 the Company made the decision to close 30 unprofitable Company-operated factory stores at various locations throughout the U.S. The cost of these closures is included in the Company's 2000 results. This decision is expected to positively impact future operating results.

    On March 28, 2001 the WKI Board of Directors approved a plan to restructure several aspects of the Company's manufacturing and distribution operations, a measure that will result in a restructuring

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charge of approximately $35 million, which is expected to be incurred during the first half of 2001. It is also likely that additional restructuring actions and charges will be taken in 2001 as the Company completes its transformation.

    The current program includes three major components:

    - Exit from manufacturing at the Martinsburg, West Virginia facility for the CORNINGWARE and VISIONS product lines by the end of the first quarter 2002. "This was a difficult decision, but a necessary one in order to consolidate our manufacturing footprint and lower production costs,"
      Mr. Lamb said. "We're as committed as ever to our strong CORNINGWARE and VISIONS brands and are evaluating several alternative sources which will enable us to continue providing our customers with the excellent products and services they have come to expect from these brands."

    - Consolidation of distribution operations at Waynesboro, Virginia into World Kitchen's existing distribution centers at Monee, Illinois and Greencastle, Pennsylvania. Waynesboro is expected to cease operations during the first quarter of 2002.

    - Significant restructuring of metal bakeware manufacturing at Massillon, Ohio to reduce costs. "We expect the local plant management team and local union leadership will collaborate to successfully develop a restructuring plan to meet the Company's objectives. If such a plan is not achieved we will have to take additional action," said Lamb.

    Management is continuing to evaluate the necessity of additional restructuring measures on top of the measures described above. In addition to the restructuring, Mr. Lamb said the Company has already acted in 2001 to create a Business Unit Structure. The structure is designed to enhance customer focus and customer service, and enable greater accountability for business results.

CREDIT FACILITY UPDATE

    The Company first reported in November 2000 that there was a likelihood it would not be in compliance at December 31, 2000 with the financial covenants in its senior credit facility. Based on the Company's results of operations for the year 2000 (discussed later in this release), the Company is in violation of two covenants as of December 31, 2000. These covenants are standard industry measures of profitability and debt.

    The Company has been negotiating with the administrative agent for its lenders for waivers of such defaults and an amendment of the senior credit facility. A meeting of the banks and other financial institutions providing the senior credit facility is scheduled for early April. World Kitchen expects that these negotiations will be finalized prior to April 15, 2001.

    Borden Inc., an affiliate of the Company, initially issued a credit line of $40 million to World Kitchen in August 2000 and has recently provided a short-term extension of the maturity date of the credit line while the Company concludes negotiations on an amendment of its senior credit facility.

2000 PRELIMINARY OPERATING RESULTS

    On a preliminary basis the Company reported 2000 net sales of $827.6 million, compared to $633.5 million in 1999. On a pro forma basis 2000 net sales were $813.5 million, compared to 1999 net sales of $818.6 million (assuming the late-1999 acquisitions of EKCO Group, Inc. and General Housewares Corporation had occurred on January 1, 1999 and excluding the commercial tableware and cleaning lines, which the Company exited in 1999 and 2000, respectively).

    The pro forma net sales decline of $5.1 million was due to operational start-up issues at a new distribution center in Monee, Illinois in the third and fourth quarters of 2000 and weaker economic conditions in the fourth quarter of 2000.

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    Offsetting some of the sales shortfall were the successful introduction of the PYREX Storage Deluxe product line and strong sales gains for OXO brand products, fueled by the successful introduction of new lines of kitchen tool, hardware and cutlery products. Sales gains for World Kitchen products were also achieved outside the United States, especially in Asia and Canada. The Company launched more than 75 new products during the course of 2000, which are expected to have a positive impact on 2001 performance.

    Net loss was $150.1 million in 2000, compared to a net loss of $34.5 million in 1999. The net figures include 2000 interest and income tax expenses of $75.0 million and $51.5 million, respectively, versus 1999 interest expense of $48.1 million and income tax benefit of $47.3 million.

    In addition, the 2000 results included higher than normal distribution costs primarily relating to operational inefficiencies associated with the start up of its Monee distribution center. Also, selling, general and administrative expenses increased year over year primarily as a result of the Company's continued investment in new product development.

    EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) was $25.1 million in 2000 versus $7.4 million in 1999. Year 2000 EBITDA includes inventory-related costs of $20.1 million primarily related to closeout programs, $9.0 million in unusual freight and manufacturing-related costs and $26.6 million for integration-related expenses. 1999 EBITDA includes
$69.0 million for restructuring and $9.2 million in integration-related expenses.

    World Kitchen's principal products are glass, glass ceramic and metal cookware, bakeware, tabletop products and cutlery sold under well-known brands including CorningWare, Pyrex, Corelle, Visions, Revere, EKCO, Baker's Secret, Chicago Cutlery, Regent Sheffield, OXO and Grilla Gear. World Kitchen has been an affiliate of Borden, Inc. and a member of the Borden Family of Companies since April 1998.

    World Kitchen currently employs approximately 5,200 people and has major manufacturing and distribution operations in the United States, Canada, United Kingdom, South America and Asia-Pacific regions. Additional information can be found at:

                             www.worldkitchen.com.

    Certain matters discussed in this press release are forward-looking statements based on World Kitchen's current expectations and estimates as to prospective events about which World Kitchen can give no firm assurance. These forward-looking statements are based on management's expectations as of the date hereof, and World Kitchen does not undertake any responsibility to update any of these statements in the future. Actual future performance and results could differ from that contained in or suggested by these forward-looking statements as a result of the factors set forth in filings with the Securities and Exchange Commission. See the cautionary statement relating to forward-looking statements filed with the SEC in WKI Holding Company's Quarterly Report on Form 10-Q for the period ended October 1, 2000.

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